Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél. : + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tél. : + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tél. : + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
July 15, 2009
Serious Accident at the Carling-Saint-Avold Plant
A serious accident occurred today, Wednesday 15 July at 3:15 p.m. at the Total Petrochemicals France plant in Carling-Saint-Avold. At this time eight victims have been identified. To the great regret of the Group, two people sadly lost their life in the accident and six others are in the hospital.
The accident occurred during operations to restart the steamcracker* which was shut down following recent storms. In the course of these operations, a steam generator exploded. The causes of the explosion are not yet known.
The plant has been secured and there is no risk of pollution.
A victim support group is being set up to provide information and counseling to the victims’ families and colleagues.
The Group is profoundly distressed by this accident and expresses its heartfelt condolences and sympathy to all the victims and their families.

*	Unit that produces petrochemical feedstocks, such as ethylene and propylene.
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Total is a leading global oil and gas company with operations in more than 130 countries. Its 97,000 employees put their expertise to work across the industry, from oil and natural gas exploration and production to refining and marketing to gas, power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. It is also a world-class chemical producer. www.total.com